This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

January 16, 2003

3.

Press Release

The press release was issued on January 16, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) announced the appointment of R. Stuart (Tookie) Angus to its Board of Directors and Mr. Pierre Matte as its Financial and Administrative Manager for its Tabakoto/Segala gold mine projects in Mali.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on January 21, 2003

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

NEVSUN APPOINTS NEW DIRECTOR AND MALI MANAGER

January 16, 2003

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce the appointment of R. Stuart (Tookie) Angus to its Board of Directors and Mr. Pierre Matte as its Financial and Administrative Manager for its Tabakoto/Segala gold mine projects in Mali.

Tookie Angus is well known both in the industry and in the public markets generally. He is a partner of the national law firm Fasken Martineau, which also has international offices in key financial centers.  Tookie heads the firm’s Global Mining Group and is based out of Vancouver. The primary focus of his practice is the representation of clients involved in significant mineral exploration and development projects throughout the world. For over twenty-five years Tookie has focused on international exploration, development and mining ventures, and all aspects of their structuring and finance.

Pierre Matte is a very experienced financial manager who will be joining Nevsun full time in February. He has for the past two years been engaged by Anglogold as the Admin and Financial Manager for its successful Morila mine in Mali. Naturally this direct in-country experience will be of significant benefit to Nevsun with its plans to construct and to bring into production the Tabakoto/Segala mine projects in Mali. In addition to the Morila experience, for the past several years Pierre has held similar senior positions in the industry in Guinea, Niger and French Guyana.

Nevsun Resources is focused on the development and exploration of its Tabakoto/Segala gold projects covering 84 square kilometres in the Kenieba district of western Mali. The combined projects represent one of West Africa's largest undeveloped gold camps. Subject to financing, the Company expects to be in production during 2004.

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com